Filed by First Citizens Bancshares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following are questions and answers distributed to First Citizens BancShares employees about the proposed merger:

FOR ASSOCIATE USE ONLY – NOT TO BE DISTRIBUTED EXTERNALLY

Q&A

We know associates will have many questions about the proposed merger. We won’t be able to provide all the answers right away, as much evaluation and many decisions lie ahead. However, we’ll update the information on this page as plans progress.

Submit your own questions or comments by emailing (link to internal email address).

Why are we merging with First Citizens Bank of South Carolina (First Citizens Bank and Trust Company Inc.)?
As management has communicated in the State of the Bank strategic plan videos and elsewhere, in order to compete and be successful well into the future we must grow into a larger organization that operates more efficiently and effectively. Strategic mergers, executed with discipline and prudence, are an excellent way to achieve this.

We share with First Citizens of South Carolina a similar culture, values and business philosophies and a commitment to customers, so merging makes sense from those perspectives. Merging will enable us to leverage the existing teamwork between our two banks and capitalize on each other’s particular strengths.

And of course, we believe merging will benefit our customers. We’ll be more efficient, have greater capacity to serve a broader spectrum of businesses and individuals, and will be able to offer more convenience and value.

What is the timeframe for the merger?
Assuming shareholder and regulatory approvals, we’re aiming to close the merger sometime in the fourth quarter and to complete technical conversion sometime during the first or second quarter of 2015.

What will be the names of our combined holding company and banking subsidiary?
The combined entities will retain our current (North Carolina) names: First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company – more commonly known as First Citizens Bank.

Where will the merged company’s headquarters be located?
Raleigh will be the headquarters location of the combined bank, and many of the corporate support functions and staff associates will be in Raleigh.

For a while, the merged bank will likely continue to operate some departments/functions in other locations.

Who will lead the company?
Frank Holding Jr. will serve as chairman and CEO of the merged corporation. Subject to board approval, members of management from both banks will comprise a combined leadership team. IRIS will report the team members when they are named.

What about branding and marketing? Which bank’s will be used for the combined company?
The merged bank will eventually use the Forever First brand, advertising and marketing. No specific timetable has been established yet for the transition to the single brand and marketing platform.

Are the names and responsibilities of South Carolina’s associate positions different than ours? Will our positions change?
Yes, there are position differences between the two banks, and we can expect changes after the merger. Management and Human Resources will determine and communicate what, how and exactly when positions may change.

How about things like our products and services, and our credit philosophies? How will differences be addressed? Will we eventually all sell the same things to the same types of prospects and customers?
These are issues that management will be evaluating for a while before any decisions and changes are made. A likely outcome may be a common collection of products and services with market-driven target and rate differences like we have today.

Now that merger plans have been announced, can our customers use First Citizens of South Carolina’s branches, products and services?
For the most part, until systems conversion is completed – tentatively planned for early 2015 – customers should bank as they normally do at their existing branches.

Our customers can perform some transactions via First Citizens of South Carolina. For instance, they can use South Carolina’s ATMs without paying a fee, and may cash checks or make deposits at their branches. South Carolina’s customers can do the same using our ATMs and branches. Those conveniences have been in place for a while and have nothing to do with the announced merger.

What about stock? First Citizens of South Carolina’s stock is privately held, and ours is publicly traded.
South Carolina’s common stock will be exchanged for our stock after closing of the merger. Our Class A Common Stock will continue to be publicly traded on NASDAQ and our Class B Common Stock will continue to trade in the over-the-counter market and be quoted on the OTC Bulletin Board.

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed  in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

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First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

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First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.